Exhibit 12.1

Summit Midstream Partners, LP

Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,(2)		Year Ended December 31,			Pro Forma(2),(3)
	2013	2012	2012	2011	2010	Three Months Ended March 31, 2013	Year Ended December 31, 2012
	(Dollars in thousands)
Earnings(1)
Income before income taxes	$12,661	$7,726	$42,408	$38,646	$8,296	$7,236	$23,508
Add (deduct):
Fixed charges	2,437	5,543	15,791	6,579	70	6,885	33,758
Capitalized interest	(493)	(1,321)	(2,784)	(3,362)	—	(493)	(2,784)
Total earnings	$14,605	$11,948	$55,415	$41,863	$8,366	$13,628	$54,482

Fixed charges(1)
Interest expense	$1,880	$4,177	$12,766	$3,054	$—	$6,328	$30,733
Capitalized interest	493	1,321	2,784	3,362	—	493	2,784
Estimate of interest within rental expense	64	45	241	163	70	64	241
Total fixed charges	$2,437	$5,543	$15,791	$6,579	$70	$6,885	$33,758

Ratio of Earnings to Fixed Charges	5.99	2.16	3.51	6.36	119.51	1.98	1.61

(1)         For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges and capitalized interest. Fixed charges consist of interest expensed and capitalized, amortization of deferred loan costs and an estimate of interest in rent expense.

(2)         Unaudited.

(3)         Calculations are based on the assumptions set forth in the Unaudited Pro Forma Condensed Combined Financial Statements that are included as Exhibit 99.5 to the Form 8-K filed by Summit Midstream Partners, LP on June 5, 2013.